October 30, 2024

Zonghan Wu
Chief Executive Officer
Rocky Mountains Group Ltd
E 242 Bucklands Beach Road, Bucklands Beach
Auckland 2012, New Zealand

       Re: Rocky Mountains Group Ltd
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 2, 2024
           File No. 333-281852
Dear Zonghan Wu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Report of Independent Registered Public Accounting Firm
Opinion on the Financial Statements, page F-2

1. We reviewed your revisions in response to comment 13 and reissue in part. To the extent true, the balance sheet date should be as of May 31, 2024 and the other financial statements should be for the period from July 25, 2023 (date of inception) to
       May 31, 2024. Please have your auditors revise their report, as appropriate.
 October 30, 2024
Page 2

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Mont Tanner